Exhibit 21.1

Subsidiaries of Trinity Capital Corporation

Los Alamos National Bank, a national banking organization with its Subsidiaries:

•	TCC Advisors Corporation, a New Mexico Corporation;
•	Finance New Mexico Investment Fund IV, LLC, a Delaware Limited Liability Company;
•	Cottonwood Technology Group, LLC, a New Mexico Limited Liability Company;
•	Triscensions ABQ, LLC, a New Mexico Limited Liability Company (formed March 2016); and
•	Southwestern Medical Technologies, LLC, a New Mexico Limited Liability Company (interest sold November 2015).

Title Guaranty & Insurance Company, a New Mexico Corporation